June 1, 2011

By EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:  Adam Phippen, Staff Accountant

Re:	Staples, Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Filed March 2, 2011
Form 8-K filed May 18, 2011
File No. 0-17586

Dear Mr. Phippen:

This letter formally confirms the verbal request that Staples, Inc. be granted an extension of time to provide our response to the comments received from the staff of the Securities and Exchange Commission by letter dated May 25, 2011 with respect to the company’s filings listed above.  As we discussed and agreed to today, Staples will file a response to the comments on or before June 23, 2011.

If you require additional information, please feel free to contact me at (508) 253-1845.

Sincerely,

/s/ Cristina Gonzalez

Cristina Gonzalez
Senior Corporate Counsel